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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           Dow Jones & Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   260561105
--------------------------------------------------------------------------------
                               (CUSIP Number)

                           Frederic J. Marx, Esquire
                             c/o Hemenway & Barnes
                                60 State Street
                               Boston, MA 02109
                                (617) 227-7940
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               December 31, 1997
        -------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 260561204                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Elizabeth Steele
      SS# ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4 Not applicable; ownership acquired by appointment as trustee of trusts holding shares reported below.

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]
      N/A

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,912,624 shares of Common Stock
                          2,146,210 shares of Class B Common Stock
                          (Convertible into Common Stock)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          See Item 8 above
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      See Item 8 above

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.84%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00 -co-trustee of shares listed in Item 8

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 6 pages

                                 SCHEDULE 13D
                                 ------------



Item 1.   Security and Issuer.
-------   -------------------


          Common stock, Dow Jones & Company, Inc., World Financial Center, 200 Liberty Street, New York, New York 10007



Item 2.   Identity and Background.
-------   -----------------------


          a.   Elizabeth Steele
          b.   c/o Hemenway & Barnes, 60 State Street, Boston, MA  02109
          c.   real estate developer
          d.   No such conviction
          e.   Not a party to any such proceeding
          f.   United States


Item 3.   Source of and Amount of Funds or Other consideration.
------    ----------------------------------------------------



          Securities were not purchased. Shares held as a trustee are held pursuant to nine trusts, the largest of which holds 2,689,448 shares of the issuer's stock pursuant to a trust instrument dated August 18, 1941 (the "1941 Trust"), and amended from time to time thereafter. The undersigned became a holder of more than 5% of the outstanding shares of the issuer when she accepted appointment as trustee of the 1941 Trust.



Item 4.   Purpose of Transaction.
-------   ----------------------



          The undersigned was appointed to fill vacancies in trusteeships with no objective other than to carry out the terms of the respective trusts. There are no plans or proposals as described in (a)-(j) of the instructions to Item 4. Securities of the issuer may from time to time be acquired or disposed of in the ordinary course of carrying out the terms of the several trusts.



Item 5.   Interest in Securities of the Issuer.
-------   ------------------------------------


          a. See items 11 and 13 of the cover page.

          b. (1) The undersigned shares the voting and dispositive power as a co-trustee over 3,912,624 shares of the issuer's stock with the following persons:

                    (A) With Roy A. Hammer, Rhoderick B. MacLeod & Bayne Stevenson over 2,689,448 shares of
                    (B)  With Martha S. Robes over 18,000 shares of stock;
                    (C) With Michael B. Elefante and James W. Griffiths over 12,702 shares of stock;
                    (D) With Dana R. Robes and Martha S. Robes over 779,560 shares of stock; and
                    (E) With Martha S. Robes and Melinda L. Moulton over 412,914 shares of stock.



               (2)  (A)  (i)   Rhoderick B. MacLeod;
                         (ii)  c/o MacLeod & McGinness, P.A., 1800 Second
                               Street, Suite 750, Sarasota, FL 34236;
                         (iii) attorney;
                         (iv)  no such conviction;
                         (v)   not a party to any such proceedings; and
                         (vi)  United States.


                    (B)  (i)   Bayne Stevenson;
                         (ii) c/o Batson Company, P.O. Box 929, 37 South Main Street, Hanover, NH 03755;
                         (iii) real estate developer, Batson Company, P.O. Box
                               929, 37 South Main Street, Hanover, NH  03755;
                         (iv)  no such conviction;
                         (v)   not a party to any such proceedings; and
                         (vi)  United States.


                    (C)  (i)   Martha S. Robes;
                         (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                               MA  02109;
                         (iii) former director (now retired), Dow Jones &
                               Company, Inc., World Financial Center, 200
                               Liberty Street, New York, New York 10007;
                         (iv)  no such conviction;
                         (v)   not a party to any such proceeding; and

                         (vi)  United States.

                    (D)  (i)   Dana R. Robes;
                         (ii)  c/o Dana Robes Wood Craftsmen, Inc., P.O. Box
                               707, Enfield, N.H.  03748;
                         (iii) owner, Dana Robes Wood Craftsmen, Inc.,
                               P.O. Box 707, Enfield, N.H.  03748
                         (iv)  no such conviction;
                         (v)   not a party to any such proceeding; and
                         (vi)  United States.

                    (E)  (i)   James W. Griffiths;
                         (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                               MA  02109;
                         (iii) retired;
                         (iv)  no such conviction;
                         (v)   not a party to any such proceeding; and
                         (vi)  United States;

                    (F)  (i)   Melinda L. Moulton;
                         (ii)  c/o Main Street Landing Company, Union Station,
                               One Main Street, Burlington, VT 05401;
                         (iii) real estate developer;
                         (iv)  no such conviction;
                         (v)   not a party to any such proceeding; and
                         (vi)  United States.


                    (G)  (i)   Roy A. Hammer and Michael B. Elefante;
                         (ii)  Hemenway & Barnes, 60 State Street, Boston, MA
                               02109;
                         (iii) attorney and professional fiduciary;
                         (iv)  no such conviction;
                         (v)   not a party to any such proceeding; and
                         (vi)  United States.

          c.   None.

          d. The governing instruments of the several trusts direct the trustees as to the payment of income and/or principal to and among certain designated beneficiaries. No beneficiary has a right to receive dividends from or proceeds from the sale of securities except as provided in the applicable governing instrument, except that the grantors of the 1941 Trust and the trusts referenced in 5(b)(1)(G),(H) and (I) above may revoke the trusts in their entirety.



          e.   Not applicable.


Item 6.   Contracts, Arrangements, etc.
-------   -----------------------------


          There are no such contracts, arrangements, understandings or relationships, except for the legal responsibilities of the undersigned and her co-trustees to act together in carrying out the terms of the applicable governing instruments.

Item 7.   Materials to be Filed as Exhibits.
-------   ---------------------------------


          There are no relevant materials to be filed herewith.


Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               /s/ Elizabeth Steele
                               ------------------------------
                               Elizabeth Steele
March 16, 1998